SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated May 3, 2022 between
LISTED FUNDS TRUST
and
TEUCRIUM INVESTMENT ADVISORS, LLC

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Teucrium Agricultural Strategy No K-1 ETF	1.49%
Teucrium AiLA Long-Short Agriculture ETF	1.49%
Teucrium AiLA Long-Short Base Metals ETF	1.49%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of December 8, 2022.

LISTED FUNDS TRUST	TEUCRIUM INVESTMENT ADVISORS, LLC

By: /s/ Kent Barnes	By: /s/ Sal Gilbertie

Name: Kent P. Barnes	Name: Sal Gilbertie

Title: Secretary	Title: Chief Executive Officer